RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

09046677

RECEIVED
2009 AUG -4 A 7:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 30, 2009

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Unaudited Financial Results for the quarter ended June 30, 2009**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated July 30, 2009 on the Unaudited Financial Results of the Company for the Quarter ended June 30, 2009.
2.	Media Release dated June 30, 2009.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 30, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719
Email : corp.relations@bseindia.com
BSE Scrip Code : 500390

Sub: **Unaudited Financial Results for the quarter ended June 30, 2009**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results of the Company, for the quarter ended June 30, 2009, which were approved by the Board of Directors at their meeting, held on July 30, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 30, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
Email : cmlist@nse.co.in
NSE Symbol: RELINFRA

Sub: **Unaudited Financial Results for the quarter ended June 30, 2009**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results of the Company, for the quarter ended June 30, 2009, which were approved by the Board of Directors at their meeting, held on July 30, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

unaudited financial results for the quarter ended June 30, 2009

(Rs. crore)

Sr. No.	Particulars	Quarter ended		Year ended
		30-06-2009	30-06-2008	31-03-2009 (Audited)
1	(a) Net sales of Electrical Energy (See Note No 4)	**1,855.29**	1,763.73	**7,183.09**
	(b) Income from EPC and Contracts Division	**551.93**	434.38	**2,436.76**
	(c) Other Operating Income	**39.11**	92.18	**248.76**
	Total Operating Income	**2,446.33**	2,290.29	**9,868.61**
2	Expenditure			
	(a) Cost of Electrical Energy purchased	**984.83**	1,082.26	**4,253.99**
	(b) Cost of Fuel	**323.42**	296.79	**1,166.78**
	(c) Tax on Sale of Electricity	**42.25**	37.04	**152.96**
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	**440.74**	357.11	**1,966.49**
	(e) Employees Cost	**154.94**	124.51	**536.62**
	(f) Depreciation (See Note No 3)	**72.20**	61.21	**244.88**
	(g) Other Expenditure	**200.63**	106.75	**760.84**
	Total Expenditure	**2,219.01**	2,065.67	**9,082.56**
3	**Profit from operations before Other Income (net) and Interest**	**227.32**	224.62	**786.05**
4	Other Income (net)	**244.18**	110.26	**737.88**
5	**Profit before Interest**	**471.50**	334.88	**1,523.93**
6	Interest and Finance Charges	**103.67**	77.42	**330.50**
7	**Profit from Ordinary Activities before tax**	**367.83**	257.46	**1,193.43**
8	Provision for Taxation :			
	- Current Tax	**53.00**	30.00	**175.75**
	- Deferred Tax	**(3.24)**	2.50	**(54.56)**
	- Fringe Benefit Tax	**1.50**	1.50	**5.70**
	- Tax adjustment for earlier years	**-**	(29.08)	**(72.34)**
9	**Net Profit for the period**	**316.57**	252.54	**1,138.88**
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	**225.31**	231.51	**226.06**
11	Reserves including Statutory Reserves excluding Revaluation Reserves			**10,308.14**
12	Earnings Per Share (* not annualised)			
	(a) Basic (Rs.)	**14.05 ***	10.81 *	**49.45**
	(b) Diluted (Rs.)	**14.05 ***	10.61 *	**48.54**
13	Aggregate of Public Shareholding			
	- Number of Shares	**140,241,616**	140,513,372	**141,395,121**
	- Percentage of Shareholding	**62.26**	60.70	**62.44**
14	Promoter and promoter group shareholding			
	a) Pledged/Encumbered			
	- Number of shares	**37,238,281**		**37,238,281**
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	**43.79**		**43.79**
	- Percentage of shares (as a % of the total share capital of the Company)	**16.53**		**16.45**
	b) Non-encumbered			
	- Number of shares	**47,790,365**		**47,790,365**
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	**56.21**		**56.21**
	- Percentage of shares (as a % of the total share capital of the Company)	**21.21**		**21.11**

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. crore)

Sr. No.	Particulars	Quarter ended		Year ended
		30-06-2009	30-06-2008	31-03-2009 (Audited)
1	**Segment Revenue**			
	- Electrical Energy	1,880.49	1,836.84	7,369.64
	- EPC and Contracts Division	565.84	443.93	2,498.97
	Total	2,446.33	2,280.77	9,868.61
	Less : Inter Segment Revenue	-	-	-
	Net Sales / Income from Operations	2,446.33	2,280.77	9,868.61
2	**Segment Results**			
	Profit before Tax and Interest from each segment :			
	- Electrical Energy	176.89	177.61	624.24
	- EPC and Contracts Division	54.10	47.39	204.24
	Total	230.99	225.00	828.48
	- Interest and Finance Charges	(103.67)	(77.42)	(330.50)
	- Interest Income	36.74	119.07	338.81
	- Other un-allocable Income net of expenditure	203.77	(9.19)	356.64
	Profit before Tax	367.83	257.46	1,193.43
3	**Capital Employed**			
	- Electrical Energy	5,239.87	3,646.88	5,117.78
	- EPC and Contracts Division	279.85	(840.51)	155.06
	- Unallocated Corporate Assets (net)	6,652.62	8,731.35	6,634.60
	Total	12,172.34	11,537.72	11,907.44

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs. 15.60 crore in standby charges liability from Rs. 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs. 227 crore and also deposited Rs. 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:
   (a) Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
   (b) Minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   In an appeal filed by the Company, ATE held that the amount in the matter (a) above is payable by the Company along with interest at State Bank of India prime lending rate for short term borrowings. The matter (b) is remanded to MERC for redetermination. The Company has filed an appeal against the said order before the Supreme Court, which while admitting the appeal, has restrained TPC from taking any coercive action in respect of the matter stated at Sr. No. (a) above and TPC has also filed an appeal against the said order.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. The Maharashtra Electricity Regulatory Commission (MERC), following due process of review of costs and public hearing, vide its Order dated June 15, 2009 had determined Tariff (applicable from June 1, 2009) for financial year 2009-10. Subsequently, the Commission withheld the applicability of tariffs of some consumer categories whose tariffs had been increased, till the Commission issues further Order. In view of above, during the reporting quarter, the Company has accounted revenue (including Fuel Adjustment Charge) from the sale of electricity in Mumbai region as per the said order dated July 15, 2009 of MERC. The Company continues to account for the revenue gaps determined by the regulator's orders as regulatory assets.

5. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company to resulting six wholly owned subsidiaries has since received the approval of the shareholders and the formal order of Bombay High Court approving the scheme is awaited.

6. Pursuant to the approval of the Board of Directors for buy-back of Equity shares under Section 77A of the Companies Act, 1956, the Company bought-back 753,505 equity shares during the quarter ended June 30, 2009. Consequently the paid-up capital stands reduced to Rs. 225.27 crore.

7. Pursuant to the approval by Committee of Directors in their meeting on May 24, 2009, the Company has forfeited the amount of Rs. 783.49 crore, being the 10% advance amount received against the 4.30 crore warrants issued on January 20, 2008 to a promoter company, which opted not to exercise the option of conversion of these warrants into equity shares. The said amount has been credited to the Capital Reserve account.

8. There were no exceptional/extraordinary items during the quarter ended June 30, 2009.

9. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2009: opening: Nil additions: 90 disposals: 90 closing: Nil

10. The above standalone results for the quarter ended June 30, 2009, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

11. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on July 30, 2009.

12. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 30, 2009

Anil D. Ambani
Chairman

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

MEDIA RELEASE

NET PROFIT OF Rs 317 CRORE (US$ 66 MILLION) FOR THE QUARTER - AN INCREASE OF 25 %

TOTAL INCOME OF Rs 2,446 CRORE (US$ 511 MILLION) FOR THE QUARTER - AN INCREASE OF 7 %

EPC ORDERBOOK POSITION AT Rs 20,075 CRORE (US$ 4.2 BILLION)

NEW CAPITAL INFUSION OF AROUND Rs 4,300 CRORE (US$ 900 MILLION)

COMPANY HAS CASH & CASH EQUIVALENTS OF OVER Rs 9,000 CRORE (US$ 1.9 BILLION)

Mumbai, July 30, 2009: Reliance Infrastructure Limited today announced its un-audited financial results for the quarter ended June 30, 2009. The performance highlights are:

- **Total Operating Income of Rs 2,446 crore** (US$ 511 million), against Rs 2,290 crore in the corresponding quarter of previous year, **an increase of 7 %**
- **Net Profit of Rs 317 crore** (US$ 66 million), against Rs 253 crore in the corresponding quarter of previous year, **an increase of 25 %**
- **Cash Profit of Rs 386 crore** (US$ 81 million), against Rs 316 crore in the corresponding quarter of previous year, **an increase of 22 %**
- **Annualised Cash Earnings Per Share (Cash EPS) of Rs 69** (US$ 1.4), against Rs 56 in the corresponding quarter of previous year, **an increase of 23 %**
- **Annualised Earnings Per Share (EPS) of Rs 56** (US$ 1.2), against Rs 43.2 in the corresponding quarter of previous year, **an increase of 30 %**

The promoters subscribed to 42.9 million share warrants, convertible into equity for **further capital infusion of approximately Rs. 4,300 crore** (US$ 900 million) into the Company. Upon conversion, company's **net worth to reach over Rs 16,000 crore** (US$ 3.3 billion), and increase **borrowing capability to Rs 32,000 crore** (US$ 6.7 billion), even at a conservative debt-equity ratio of 2:1.

On standalone basis, the **net worth of the Company stood at Rs 12,172 crore** (US$ 2.5 billion) and book value per share at Rs 540 as on June 30, 09

The Company has **Rs 9,090 crore** (US$ 1.9 billion) **of cash & cash equivalents as on June 30, 2009.** Of the cash and cash equivalents, more than Rs 5,050 crore (US$ 1.1 billion) is in cash and debt mutual funds, without any exposure to equity markets.

The company's total debt including the revaluation on account of changes in Forex is Rs 6,157 crore (US$ 1.29 billion). The Company remains **debt free at the net level**, and enjoys the top-end ratings of 'AAA' and 'AA' by CRISIL and FITCH, respectively.

Financial Review

The **total sales of electrical energy during the quarter ended June 30, 2009 were Rs 1,855 crore (US$ 387 million)**, against Rs 1,764 crore in the corresponding quarter of previous year, **an increase of 5 %.**

The **turnover of the EPC Division for the quarter ended June 30, 2009 was Rs 552 crore (US$ 115 million)** against Rs 434 crore in the corresponding previous period. The division had **order book position of about Rs 20,075 crore (US$ 4.2 billion) as on June 30, 2009.**

Other Income for the quarter under review was Rs 244 crore (US$ 51 million) as against Rs 110 crore in the corresponding quarter of previous year.

During the quarter under review, **the total income of the company was Rs 2,691 crore (US$ 562 million)**, against Rs 2,401 crore in the corresponding quarter of previous year, **an increase of 12 %.**

The Company's **Earnings Before Interest, Depreciation and Tax (EBIDT) increased to Rs 544 crore (US$ 114 million)** during the quarter, against Rs 396 crore in the corresponding quarter of previous year, an increase of 37 %

Depreciation was at Rs 72 crore (US$ 15 million) as against Rs 61 crore for the corresponding quarter of previous year.

The **corporate tax liability, including the deferred taxes, for the quarter year ended June 30, 2009 was Rs 51 crore (US$ 11 million)**, as against Rs 5 crore in the corresponding quarter of previous year.

Net Profit for the quarter ended June 30, 2009 recorded an increase of 25 % to Rs 317 crore (US$ 66 million) from Rs 253 crore in the corresponding quarter of previous year.

During the period under review, the annualised cash earnings per share (CEPS) was Rs 69, **an increase of 23 %.**

Annualised Earnings Per Share (EPS) for the quarter ended June 30, 2009 was Rs 56, **an increase of 30 %.**

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy of 2,761 million units** during the quarter ended June 30, 2009, against 2,539 million units in the corresponding quarter of previous year, **an increase of 9 %.**

The Company's aggregate revenues from energy sales during the quarter ended June 30, 2009 was Rs 1,885 crore (US$ 387 million) against Rs 1,764 crore in the corresponding quarter of previous year, **an increase of 5 %.**

Power Generation

(i) Dahanu Thermal Power Station (DTPS)

During the period under review, the Company's Dahanu Thermal Power Station achieved **a Plant Load Factor (PLF) of 105.1 %,** against the PLF of 103.2 % achieved during the corresponding quarter of previous year.

The **Dahanu Thermal Power Station generated 1,148 million units** during the quarter ended June 30, 2009.

(ii) Samalkot Power Station, Andhra Pradesh

During the quarter ended June 30, 2009, the Samalkot Power Station achieved **a Plant Load Factor (PLF) of 79.8 %**, against the PLF of 54.6 % achieved during the corresponding period of previous year.

The **average gas availability to the station increased to 0.77 million cubic** meters per day as against 0.59 million cubic meters per day available in the last year. Due to the increased gas allocation of gas in May 09, currently **plant is running at PLF of over 90 %.**

The plant continued to maintain high availability factor at 98.9%. The station generated 383 million units against 262 million units in the corresponding quarter of previous year.

(iii) Goa Power Station

During the period under review, the Goa Power Station achieved **a Plant Load Factor (PLF) of 96.8 %**, against the PLF of 88.2 % achieved during the previous year.

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy of 2,761 million units** during the quarter ended June 30, 2009, against 2,539 million units in the corresponding quarter of previous year, **an increase of 9 %.**

The Company's aggregate revenues from energy sales during the quarter ended June 30, 2009 was Rs 1,885 crore (US$ 387 million) against Rs 1,764 crore in the corresponding quarter of previous year, **an increase of 5 %.**

Power Generation

(i) Dahanu Thermal Power Station (DTPS)

During the period under review, the Company's Dahanu Thermal Power Station achieved **a Plant Load Factor (PLF) of 105.1 %,** against the PLF of 103.2 % achieved during the corresponding quarter of previous year.

The **Dahanu Thermal Power Station generated 1,148 million units** during the quarter ended June 30, 2009.

(ii) Samalkot Power Station, Andhra Pradesh

During the quarter ended June 30, 2009, the Samalkot Power Station achieved **a Plant Load Factor (PLF) of 79.8 %**, against the PLF of 54.6 % achieved during the corresponding period of previous year.

The **average gas availability to the station increased to 0.77 million cubic** meters per day as against 0.59 million cubic meters per day available in the last year. Due to the increased gas allocation of gas in May 09, currently **plant is running at PLF of over 90 %.**

The plant continued to maintain high availability factor at 98.9%. The station generated 383 million units against 262 million units in the corresponding quarter of previous year.

(iii) Goa Power Station

During the period under review, the Goa Power Station achieved **a Plant Load Factor (PLF) of 96.8 %**, against the PLF of 88.2 % achieved during the previous year.

The station achieved plant availability of 98.9 % compared to 95.1 % achieved in corresponding quarter of previous year.

The **station generated 92 million units** against 85 million units in the corresponding quarter of previous year.

(iv) Windfarm Power Project

During the period under review, the wind farm achieved **a Plant Load Factor (PLF) of 27.0 %**, against the PLF of 29.7 % achieved during the corresponding quarter of previous year. The wind farm has also achieved availability of 97.8 % during the quarter as compared to 98.6 % in the corresponding quarter of previous year

Power Purchased

During the period under review, **the company purchased 1,544 million units of electrical energy** from external sources, which is higher by 7 % compared to the off-take in the corresponding quarter of previous year.

The **cost of energy purchased decreased by 9 %** to Rs 985 crore (US$ 206 million) during the period under review, owing to decrease in per unit fuel cost during the quarter and availed opportunity to bank 150 MW of power at higher price in Q4 FY09 and utilized in this quarter at lower price.

Mumbai Distribution

During the period under review, the customer base in Mumbai Supply area increased to **27.1 lakhs customers**. The coincident **peak demand during the quarter has increased to 1,540 MVA**.

The distribution business achieved **aggregate sales of electrical energy of 2,298 million units** during the period under review, against 2,197 million units in the corresponding quarter of previous year, **an increase of 5 %.**

MERC have given approval to procure medium and long term power for Mumbai distribution. Recently, company has issued tender notice to procure 1,000 MW for medium term power and 1,500 MW for long term power. The process has been initiated and is expected to be completed by October 2009. Once the process is completed, it would allow smooth flow of medium term power for 5 years from November 2009 onwards and long term power for 25 years from 2014 onwards.

Delhi Distribution

The Delhi distribution comprise of two companies ("Discoms"), viz., BSES Rajdhani Power Limited (BRPL) supplying power in South & West and BSES Yamuna Power Limited (BYPL) supplying power in East & Central Delhi. Currently company has 49 % stake in both distribution companies.

The Delhi distribution companies registered an aggregate **total income of Rs 1,357 crore (US$ 283 million) during the quarter under review** against Rs 1,173 crore in the corresponding quarter of previous year, an increase of 16 %.

During the quarter under review, T&D losses have reached to 20 % & 21 %, a reduction of 5.9 % & 5.6 % over corresponding period last year in BRPL & BYPL respectively.

EPC Business

The division had a record **order book position of about Rs 20,075 crore (US$ 4.2 billion) as on June 30, 2009**

Currently working on 6 major projects and implementing over 7,000 MW of power projects as:

- 1,200 MW of power project in Hisar, Haryana
- 500 MW Parichha Thermal Power Station, Uttar Pradesh - BOP
- 1,200 MW Raghunathpur Thermal Power Station, West Bengal
- 3,960 MW Sasan Ultra Mega Power Project, Madhya Pradesh
- 300 MW Butibori Power Project, Maharashtra
- Western Region System Strengthening (WRSS) transmission project, Maharashtra and Gujarat

Energy Trading Business

The division has **traded 776 million units** during the quarter under review compared to 262 million units in the corresponding quarter of previous year, **an increase of 196 %.** This includes trading of 167 million units through the Energy Exchange of India (IEX).

Transmission Business

Company is executing following transmission projects worth over Rs 4,200 crore (US$ 890 million)

Project	Project Cost (Rs crs)	Shareholding
WRSS	1,400	100 %
Parbati Koldam	1,075	R Infra – 74 % PGCIL – 26 %
Mumbai Strengthening	1,800	100 %
Total	**4,275**	

Western Region Strengthening Scheme (WRSS)

- Achieved financial closure in May 2009
- Approval to acquire Right of way (ROW) has been obtained
- All regulatory clearances necessary for commencement of project execution obtained
- Design, engineering and testing activities for 90 % of towers completed
- Procurement for insulator, hardware and vibration dampers under process
- Commercial operation date (COD) by Q3 FY11

Parbati Koldam Transmission lines in HP (JV with PGCIL)

- Approval to acquire Right of way (ROW) has been obtained
- Signed Bulk Power Transmission Agreement with all 13 beneficiaries
- All regulatory clearance necessary for commencement of project execution obtained
- Received sanction from PFC for major portion of debt; financial closure expected in Q2 FY10
- Commercial operation date (COD) by Q4 FY13

Mumbai Strengthening

To serve the consumers of Mumbai with improved reliability and match the load requirements, 9 schemes for strengthening of Mumbai Transmission System are being executed with an approved cost of Rs 1,800 Crore (US$ 376 million)

- All schemes are under execution
- The project is expected to be completed by Q4 FY12

In addition to the above, company is also **participating in various transmission projects** on tariff-based competitive bidding **worth over Rs 9,000 crore (US$ 1.9 billion)**

Infrastructure Business

The Company is **developing 11 projects aggregating over Rs 13,500 crore (US$ 2.8 billion)** of transmission, road and Metro rail projects. Also, it is **preferred bidder in four projects of over Rs 20,000 crore (US$ 4.2 billion)** in Roads, Metro rail, Sea link and Airport sector.

Roads

- **5 road projects in Tamil Nadu** worth Rs 3,150 crore (US$ 658 million). Among these, 2 projects i.e. NK Toll & DS Toll are ready to start commercial operations. Other 3 projects i.e TK Toll, TD Toll and SU Toll are under execution at full swing and scheduled to be completed in Q2 FY11.
- **Road project near Delhi National Capital Region (NCR)** in the state of Haryana. The project involves 4 laning between Gurgaon to Faridabad and improvement of Ballabhgarg to Sohna corridor having length of 66 kms to be developed on BOT basis. Financial closure is expected to be achieved in Q2 FY10.
- During the quarter, company has emerged **L1 bidder in Jaipur - Reengus project** of 4 laning of existing 52 kms between Jaipur and Sikar with concession period of 18 years.
- Company has **emerged sole bidder for the 135 km Eastern Peripheral Expressway project**, an eastern Ring Road for the Delhi National Capital Region, at a project outlay of Rs 4,000 crore.
- Company has **emerged preferred bidder for Western Freeway Sea Link project**. R Infra shall take over the 6 km long Bandra-Worli Sea Link and construct a further 5.5 km long extension over sea between Worli and Haji Ali with a project cost of Rs 5,100 crore. The Company will have total tolling rights for the entire stretch of 11.5 km with concession period of 40 years.

Metro

Developing 2 metro rail projects in Mumbai and Delhi worth over Rs 5,200 crore (US$ 1.1 billion).

Project	Length (Km)	Corridor	Concession Period*
Mumbai Metro I	12	Versova – Andheri – Ghatkopar	35 Years
Airport Metro Express Line – Delhi	23	New Delhi Railway Station - IGI Airport – Dwarka	30 Years

* *includes construction period*

Some of the **major mile stones achieved in Mumbai Metro** are:

- Prototype car body successfully manufactured and first delivery of rolling stock is scheduled in Q3 FY10
- Foundation works for Viaduct, Stations and Depot significantly completed
- Foundation works for the Western Express Highway Special Bridge and the Mithi River Special Bridge is under progress
- Obtained viability gap funding of Rs 160 crore from MMRDA
- Project is expected **to be commissioned in Q3 FY11 - 2 years before** the contractual commissioning date

Some of the **major mile stones achieved in Delhi Metro** are:

- All contracts have been awarded and engineering works are in progress
- Definitive designs of all systems are finalized
- System wide installation activities have commenced
- Loan disbursements have started
- Project is expected **to be commissioned in Q2 FY11 - before the commonwealth games**

R Infra has **emerged as the sole bidder for the 32 km-long Mumbai Metro rail project line 2 from Charkop through Bandra to Mankhurd.** The second metro project is to be implemented on a BOT basis with a concession period of 35 years. The government is expected to complete the evaluation process and announce the formal award shortly.

Airports

During the quarter, company got first breakthrough in Airport business and emerged highest bidder **to develop, operate and manage all 5 brownfield regional airports in Maharashtra** for 95 years lease period. These five airports are located at Nanded, Latur, Yavatmal, Baramati and Osmanabad.